July 27, 2026
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated July 27, 2026, of DPL LLC and are in agreement with the statements contained in the first and fourth sentence of the first paragraph and second paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP